Peter H. Griffith Executive Vice President and Chief Financial Officer
Amgen Inc. 1 Amgen Center Drive Thousand Oaks, CA 91320 USA (805) 447-1000 Direct Dial: XXX-XXX-XXXX E-mail: XXX@amgen.com

April 19, 2024

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Via email

Re:	Amgen Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-37702

Dear Office of Life Sciences of the Division of Corporation Finance:

 We are writing in response to your letter dated April 5, 2024, regarding the above-referenced Form 10-K of Amgen Inc. (the “Company”). In your letter, you provided one comment relating to our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). We have reproduced your comment below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis, page 61

1.

We note within your earnings release on Form 8-K and in your earnings call transcript that you discuss quantified details of changes in sales including, but not limited to, by volume growth and net selling prices for total revenue, as well as details for specific products and certain regions. Please tell us what consideration you gave to providing these discussions of changes in quantitative terms within MD&A in addition to your qualitative discussions of operating results in consideration of Item 303(b) (2) (iii) of Regulation S-K.

Response:

 We respectfully acknowledge the Staff’s comment. In connection with our disclosure controls and procedures for our periodic filings, including our disclosures in our MD&A, we regularly undertake a quantitative and qualitative analysis of the materiality of the contributors to the changes in sales, including, but not limited to, volume growth and net selling prices, and have reflected material drivers in compliance with Item 303(b)(2)(iii) of Regulation S-K in our filings. For example, in our 2023 10-K MD&A, we disclosed that volume growth for certain brands, including Repatha®, TEZSPIRE®, EVENITY®, Prolia® and BLINCYTO®, and the contribution of new product sales of $954 million from the Horizon Therapeutics plc (“Horizon”) acquisition, partially offset by declines in net selling prices of certain products, including Neulasta®, MVASI® and Enbrel®, drove the total increase in product sales in 2023. Further, for eleven of our principal products reported in our 2023 10-K MD&A, we disclose, in order of importance, drivers of such product sales, including unit volumes and/or net selling price. We believe our disclosures in our 2023 10-K MD&A related to sales performance are responsive to, and compliant with, Item 303(b) (2) (iii) of Regulation S-K.

 In compliance with the requirements of paragraph (b) of Item 2.02 of Form 8-K, we pre-announce, via press release, our earnings webcast and file a Form 8-K in advance of such webcast that furnishes our earnings press release. In this earnings press release and in our webcast earnings call, we have provided additional color and context, including information and specificity for less important items – including the sales results, and underlying dynamics of less significant products (not principal products). The Company respectfully notes that the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (Dec. 19, 2003) specifically directs companies to, with respect to their MD&A, (i) “eliminate immaterial information that does not promote understanding of companies’ financial condition, liquidity and capital resources, changes in financial condition and results of operations”, (ii) “avoid the unnecessary information overload for investors that can result from disclosure of information that is not required, is immaterial, and does not promote understanding”, (iii) “de-emphasize (or, if appropriate, delete) immaterial information that is not required and does not promote understanding”, and (iv) “avoid unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company’s overall financial condition and operating performance.” See Release No. 33-8350, Sections I.B., I.C. and III.B.

 We also note the direction provided by the Commission in this Release stating (emphasis added):

“In addition, if companies disclose material information (historical or forward-looking) other than in their filed documents (such as in earnings releases or publicly accessible analysts’ calls or companion website postings) they also should evaluate that material information to determine whether it is required to be included in MD&A, either because it falls within a specific disclosure requirement or because its omission would render misleading the filed document in which the MD&A appears. We are not seeking to sweep into MD&A all the information that a company communicates. Rather, companies should consider their communications and determine what information is material and is required in, or would promote the understanding of, MD&A.”

We believe our approach to our disclosures has been consistent with the guidance provided in this Release when considering what we have provided in our earnings release and our webcast earnings call versus in our MD&A. We considered the additional quantified detail set forth in these Regulation FD compliant disclosures (our earnings press release and webcast earnings call) and concluded that this information was not required to be included in our MD&A, either because our MD&A disclosures already clearly describe the extent to which changes in sales are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or the introduction of new products (in the case of 2023, the product sales added by the acquisition of Horizon), or because such information is

1 TEPEZZA® and KRYSTEXXA® are products acquired from our Horizon acquisition on October 6, 2023. As these products meet our criteria for principal products, in future filings we will also include the drivers of such product sales in the order of importance (including unit volumes and/or net selling price), on a year-over-year basis.

immaterial. Considering this conclusion, we do not currently believe that including such additional quantified detail in future filings is necessary based on the direction provided by the Commission in Release No. 33-8350, Sections I.B., I.C. and III.B.

 However, in future filings, we will quantify drivers, such as price and volume, at a total portfolio level to the extent such drivers are material to our sales performance, and we will also continue to disclose and quantify in our filings sales recognized in the U.S. versus the rest of the world (as the material regions for our business) across our portfolio and by principal product. Further, we will continue to provide qualitative and quantitative information regarding the relative impacts of key drivers of changes in product sales in our annual and quarterly periodic filings to the extent such qualitative and quantitative information “is material and is required in, or would promote the understanding of, MD&A.”

 Your comment also highlights the breadth and depth of detail that we have been providing in our earnings press release and earnings call webcast overall and that including such amount of detail differs from the practices of our industry peers. Following our acquisition of Horizon in the fourth quarter of 2023 (and the overall evolution of our business), we have concluded that we should revisit our approach to our disclosures in our earnings press release and earnings call webcast, and we will accordingly refine the level of detail in these disclosures to better enable investors to focus on key items more easily.

 We hope that the foregoing response addresses your comment. If you have any questions or need any additional information, please do not hesitate to contact Charles Ruck of Latham & Watkins at (714) 540-1235 or me at (XXX) XXX-XXXX.

Sincerely,

/s/ Peter Griffith

Peter Griffith
Executive Vice President and Chief Financial
Officer
Amgen Inc.